CUSIP NO. 89977P106	13D	Page 1 of 15

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND

AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

(Amendment No. 1)

Tuniu Corporation

(Name of Issuer)

American Depositary Shares (ADS), each representing

Three Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

89977P106

(CUSIP Number)

André Levi

c/o DCM

2420 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(650) 233-1400

COPY TO:

Christine Wichrowski, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Boulevard, Redwood City, California 94063

(650) 321-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 89977P106	13D	Page 2 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM V, L.P. (“DCM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
22,881,096 ordinary shares* (“shares”) (represented by 7,627,032 American Depositary Shares (“ADSs”)), except that DCM Investment Management V, L.P. (“GP V”), the general partner of DCM V, and DCM International V, Ltd. (“UGP V”), the general partner of GP V, may be deemed to have sole power to vote these shares, and K. David Chao (“Chao”), Peter W. Moran (“Moran”) and Thomas Blaisdell (“Blaisdell”), the directors of UGP V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
22,881,096 shares* (represented by 7,627,032 ADSs), except that GP V, the general partner of DCM V, and UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,881,096
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.0%*
12	TYPE OF REPORTING PERSON* PN

* Consists of 22,881,096 Class B ordinary shares held directly by DCM V. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 22,881,096 Class B ordinary shares held by DCM V).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 11.9%.

CUSIP NO. 89977P106	13D	Page 3 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Affiliates Fund V, L.P. (“Aff V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
558,324 shares* (represented by 186,108 ADSs), except that GP V, the general partner of Aff V, and UGP V, the general partner of GP V, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
558,324 shares* (represented by 186,108 ADSs), except that GP V, the general partner of Aff V, and UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 558,324
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%*
12	TYPE OF REPORTING PERSON* PN

* Consists of 558,324 Class B ordinary shares held directly by Aff V. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 558,324 Class B ordinary shares held by Aff V).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 0.3%.

CUSIP NO. 89977P106	13D	Page 4 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management V, L.P. (“GP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
23,439,420 shares* (represented by 7,813,140 ADSs), of which 22,881,096 shares (represented by 7,627,032 ADSs) are directly owned by DCM V and 558,324 shares (represented by 186,108 ADSs) are directly owned by Aff V. GP V, the general partner of DCM V and Aff V, may be deemed to have sole power to vote these shares, except that UGP V, the general partner of GP V, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
23,439,420 shares* (represented by 7,813,140 ADSs), of which 22,881,096 shares (represented by 7,627,032 ADSs) are directly owned by DCM V and 558,324 shares (represented by 186,108 ADSs) are directly owned by Aff V. GP V, the general partner of DCM V and Aff V, may be deemed to have sole power to dispose of these shares, except that UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,439,420
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.4%*
12	TYPE OF REPORTING PERSON* PN

* Consists of 23,439,420 Class B ordinary shares held indirectly by GP V. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 22,881,096 Class B ordinary shares held by DCM V and the 558,324 Class B ordinary shares held by Aff V).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 12.2%.

CUSIP NO. 89977P106	13D	Page 5 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM International V, Ltd. (“UGP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
23,439,420 shares* (represented by 7,813,140 ADSs), of which 22,881,096 shares (represented by 7,627,032 ADSs) are directly owned by DCM V and 558,324 shares (represented by 186,108 ADSs) are directly owned by Aff V. UGP V is the general partner of GP V, the general partner of each of DCM V and Aff V, and may be deemed to have sole power to vote these shares, except GP V, the general partner of each of DCM V and Aff V, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
23,439,420 shares* (represented by 7,813,140 ADSs), of which 22,881,096 shares (represented by 7,627,032 ADSs) are directly owned by DCM V and 558,324 shares (represented by 186,108 ADSs) are directly owned by Aff V. UGP V is the general partner of GP V, the general partner of each of DCM V and Aff V, and may be deemed to have sole power to dispose of such shares, except GP V, the general partner of each of DCM V and Aff V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,439,420
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.4%*
12	TYPE OF REPORTING PERSON* OO

* Consists of 23,439,420 Class B ordinary shares held indirectly by UGP V. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 22,881,096 Class B ordinary shares held by DCM V and the 558,324 Class B ordinary shares held by Aff V).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 12.2%.

CUSIP NO. 89977P106	13D	Page 6 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund, L.P. (“Hybrid Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
7,640,092 shares* (represented by 2,546,697 ADSs), except that DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”), the general partner of Hybrid Fund, and DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”), the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Jason Krikorian (“Krikorian”), the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
7,640,092 shares* (represented by 2,546,697 ADSs), except that Hybrid Fund DGP, the general partner of Hybrid Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,640,092
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6%*
12	TYPE OF REPORTING PERSON* PN

* Consists of 5,000,000 Class A ordinary shares and 2,640,092 Class B ordinary shares each held directly by Hybrid Fund. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 2,640,092 Class B ordinary shares held by Hybrid Fund).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 4.0%.

CUSIP NO. 89977P106	13D	Page 7 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
7,640,092 shares* (represented by 2,546,697 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
7,640,092 shares* (represented by 2,546,697 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,640,092
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6%*
12	TYPE OF REPORTING PERSON* PN

* Consists of 5,000,000 Class A ordinary shares and 2,640,092 Class B ordinary shares each held directly by Hybrid Fund. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 2,640,092 Class B ordinary shares held by Hybrid Fund).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 4.0%.

CUSIP NO. 89977P106	13D	Page 8 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
7,640,092 shares* (represented by 2,546,697 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole power to vote these shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
7,640,092 shares* (represented by 2,546,697 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole power to dispose of these shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,640,092
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6%*
12	TYPE OF REPORTING PERSON* OO

* Consists of 5,000,000 Class A ordinary shares and 2,640,092 Class B ordinary shares indirectly held by Hybrid Fund UGP. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 2,640,092 Class B ordinary shares held by Hybrid Fund).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 4.0%.

CUSIP NO. 89977P106	13D	Page 9 of 15

1	NAME OF REPORTING PERSON K. David Chao (“Chao”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japanese Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
31,079,512 shares* (represented by 10,359,837 ADSs), of which 22,881,096 shares (represented by 7,627,032 ADSs) are directly owned by DCM V, 558,324 shares (represented by 186,108 ADSs) are directly owned by Aff V and 5,000,000 Class A shares and 2,640,092 Class B shares (represented by 2,546,697 ADSs) are directly owned by Hybrid Fund. Chao is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
31,079,512 shares* (represented by 10,359,837 ADSs), of which 22,881,096 shares (represented by 7,627,032 ADSs) are directly owned by DCM V, 558,324 shares (represented by 186,108 ADSs) are directly owned by Aff V and 5,000,000 Class A shares and 2,640,092 Class B shares (represented by 2,546,697 ADSs) are directly owned by Hybrid Fund. Chao is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,079,512
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.7%*
12	TYPE OF REPORTING PERSON* IN

* Consists of 22,881,096 Class B ordinary shares held directly by DCM V, 558,324 Class B ordinary shares held directly by Aff V and 5,000,000 Class A ordinary shares and 2,640,092 Class B ordinary shares held directly by Hybrid Fund. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 22,881,096 Class B ordinary shares held by DCM V, the 558,324 Class B ordinary shares held by Aff V and the 2,640,092 Class B ordinary shares held by Hybrid Fund).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 16.2%.

CUSIP NO. 89977P106	13D	Page 10 of 15

1	NAME OF REPORTING PERSON Peter W. Moran (“Moran”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
31,079,512 shares* (represented by 10,359,837 ADSs), of which 22,881,096 shares (represented by 7,627,032 ADSs) are directly owned by DCM V, 558,324 shares (represented by 186,108 ADSs) are directly owned by Aff V and 5,000,000 Class A shares and 2,640,092 Class B shares (represented by 2,546,697 ADSs) are directly owned by Hybrid Fund. Moran is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
31,079,512 shares* (represented by 10,359,837 ADSs), of which 22,881,096 shares (represented by 7,627,032 ADSs) are directly owned by DCM V, 558,324 shares (represented by 186,108 ADSs) are directly owned by Aff V and 5,000,000 Class A shares and 2,640,092 Class B shares (represented by 2,546,697 ADSs) are directly owned by Hybrid Fund. Moran is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,079,512
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.7%*
12	TYPE OF REPORTING PERSON* IN

* Consists of 22,881,096 Class B ordinary shares held directly by DCM V, 558,324 Class B ordinary shares held directly by Aff V and 5,000,000 Class A ordinary shares and 2,640,092 Class B ordinary shares held directly by Hybrid Fund. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 22,881,096 Class B ordinary shares held by DCM V, the 558,324 Class B ordinary shares held by Aff V and the 2,640,092 Class B ordinary shares held by Hybrid Fund).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 16.2%.

CUSIP NO. 89977P106	13D	Page 11 of 15

1	NAME OF REPORTING PERSON Thomas Blaisdell (“Blaisdell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
31,079,512 shares* (represented by 10,359,837 ADSs), of which 22,881,096 shares (represented by 7,627,032 ADSs) are directly owned by DCM V, 558,324 shares (represented by 186,108 ADSs) are directly owned by Aff V and 5,000,000 Class A shares and 2,640,092 Class B shares (represented by 2,546,697 ADSs) are directly owned by Hybrid Fund. Blaisdell is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
31,079,512 shares* (represented by 10,359,837 ADSs), of which 22,881,096 shares (represented by 7,627,032 ADSs) are directly owned by DCM V, 558,324 shares (represented by 186,108 ADSs) are directly owned by Aff V and 5,000,000 Class A shares and 2,640,092 Class B shares (represented by 2,546,697 ADSs) are directly owned by Hybrid Fund. Blaisdell is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,079,512
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.7%*
12	TYPE OF REPORTING PERSON* IN

* Consists of 22,881,096 Class B ordinary shares held directly by DCM V, 558,324 Class B ordinary shares held directly by Aff V and 5,000,000 Class A ordinary shares and 2,640,092 Class B ordinary shares held directly by Hybrid Fund. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 22,881,096 Class B ordinary shares held by DCM V, the 558,324 Class B ordinary shares held by Aff V and the 2,640,092 Class B ordinary shares held by Hybrid Fund).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 16.2%.

CUSIP NO. 89977P106	13D	Page 12 of 15

1	NAME OF REPORTING PERSON Jason Krikorian (“Krikorian”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
7,640,092 shares* (represented by 2,546,697 ADSs) all of which are directly owned by Hybrid Fund. Krikorian is a director of Hybrid Fund UGP, the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
7,640,092 shares* (represented by 2,546,697 ADSs) all of which are directly owned by Hybrid Fund. Krikorian is a director of Hybrid Fund UGP, the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,640,092
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6%*
12	TYPE OF REPORTING PERSON* IN

* Consists of 5,000,000 Class A ordinary shares and 2,640,092 Class B ordinary shares held directly by Hybrid Fund. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 2,640,092 Class B ordinary shares held by Hybrid Fund).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 4.0%.

CUSIP NO. 89977P106	13D	Page 13 of 15

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 1 supplements and amends the Schedule 13D that was originally filed on May 9, 2014 (the “Original Schedule 13D”) to reflect changes resulting solely from the impact of changes in the number of outstanding shares of the Company’s Class A ordinary shares of Tuniu Corporation (the “Class A Shares”). This Amendment No. 1 relates to the Class A Shares and Class B ordinary shares (“Class B Shares”), par value $0.0001 per share (the Class A Shares, together with the Class B Shares, the “Ordinary Shares”), of Tuniu Corporation, a Cayman Islands exempted company (the “Company”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13D.

The Company’s American depositary shares (the “ADSs”), each represent three Class A Shares. The Reporting Persons (as defined below) beneficially own Ordinary Shares of the Company.

On December 15, 2014, the Company entered into a share subscription agreement, to take effect on December 31, 2014, pursuant to which the Company issued and sold Class A Shares to certain investors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b) and 5(c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a, b)  The percentage of the class of securities identified pursuant to Item 11 beneficially owned by each of the Reporting Persons is based on 192,072,453 Ordinary Shares outstanding as of December 31, 2014, consisting of 86,124,407 Class A Shares and 105,948,046 Class B Shares after the issuance of additional Class A Shares by the Company (the “Private Offering”). Although none of the Reporting Persons acquired any shares of Ordinary Shares from the date of the Original Schedule 13D through December 31, 2014 (the “Interim Period”), during the Interim Period there was a material change in the percentage of Ordinary Shares that the Reporting Persons are deemed to beneficially own as a result of the Private Offering.

(c)   The Reporting Persons have not effected any transaction in the Ordinary Shares or ADSs of the Company during the past 60 days.

CUSIP NO. 89977P106	13D	Page 14 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2015

DCM V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.
Its General Partner

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ André Levi
André Levi, Assistant Secretary

DCM AFFILIATES FUND V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.
Its General Partner

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ André Levi
André Levi, Assistant Secretary

DCM INVESTMENT MANAGEMENT V, L.P.

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ André Levi
André Levi, Assistant Secretary

DCM INTERNATIONAL V, LTD.

By:	/s/ André Levi
André Levi, Assistant Secretary

CUSIP NO. 89977P106	13D	Page 15 of 15

DCM HYBRID RMB FUND, L.P.

By: DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.
Its General Partner

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ André Levi
André Levi, Assistant Secretary

DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ André Levi
André Levi, Assistant Secretary

DCM HYBRID RMB FUND INTERNATIONAL, LTD.

By:	/s/ André Levi
André Levi, Assistant Secretary

/s/ K. David Chao
K. David Chao

/s/ Peter W. Moran
Peter W. Moran

/s/ Thomas Blaisdell
thomas Blaisdell

/s/ Jason Krikorian
JASON KRIKORIAN